October 10, 2008
By Facsimile and Federal Express
H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, D.C. 20549
Re:	Exterran Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2008
Filed May 8 and August 6, 2008
File No. 1-33078
Dear Mr. Owings:
This letter sets forth the responses of Exterran Partners, L.P. (the “company,” “us,” “we,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 11, 2008 (the “Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008, filed May 8, 2008 and August 6, 2008, respectively. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and our response is set forth below each such comment.
Additionally, we acknowledge the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Partnership Performance Trends and Outlook, page 39
1.	Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Please provide information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.
     Response: To address the Staff’s comment, in future filings we will:
•	add quantitative disclosure of the approximate impact on our revenues and earnings of a 1% decrease in utilization of our contract operations fleet after the sentences regarding our expectation for moderating or decreasing demand for smaller units and that we expect the average utilization of our contract operations fleet will decrease over time;

•	add to the discussion that our revenue, earnings and financial position are affected by: market conditions that impact demand for compression, customers’ decisions on utilizing our services rather than purchasing equipment or utilizing our competitors, our customers’ renewals of service agreements with us and the timing and consummation of acquisitions and/or contributions of additional contract operations assets from Exterran Holdings, Inc. (“Exterran”) to us. We will cross reference this summary of material uncertainties to the full discussion within our risk factors;

•	add a statement to this section from the “Business” section that highlights that our future revenues are uncertain because many of our contracts are for a short period of time and therefore our revenues and results of operations are dependent on continued customer demand;

•	add disclosure that our capital spending is dependent on the demand for our services and the compressors required for us to render those services to our customers; moreover, we will disclose material changes to our plans and commitments for capital additions; and

•	add a sentence to the paragraph discussing the plan for us to be the primary growth vehicle for Exterran’s U.S. contract operations business and disclose that future contributions of assets to us upon consummation of a transaction with Exterran may increase or decrease our operating performance, financial position and liquidity.
Financial Results of Operations, page 41

2.	Please provide a discussion of the causes for the increase or decrease in average monthly operating horsepower and average monthly horsepower for each of the periods presented. To the extent practicable, please also quantify the increase in revenues attributable to prices and changes in volume. In addition, please disclose the causes for changes in depreciation, selling, general and administrative expenses, interest expense and income tax expense for each period. Refer to Item 303(a)(3) of Regulation S-K.
     Response: To address the Staff’s comment, in future filings we will:
•	provide a discussion of the reasons for material changes in average operating horsepower for each of the periods presented. Historically, the primary factor impacting the average monthly operating horsepower has been the timing of acquisitions from Exterran;

•	we will also provide, to the extent practicable, an approximation for changes in price and volume; and

•	provide a discussion of the changes in period over period depreciation, selling and general administrative, interest and income tax expense. Historically, these changes have primarily been the result of acquisitions from Exterran and the company not commencing operations until October 20, 2006.
Liquidity and Capital Resources, page 44
3.	Please revise your discussion of cash flows from operating, investing and financing activities to cover the periods presented in your financial statements and to describe the causes for significant changes between periods. For example, please provide an analysis of the underlying reasons for changes in working capital, capital expenditures and financing transactions for each period presented. In addition, please include a discussion of your ability to generate adequate amounts of cash to meet your needs for cash on both a short-term and long-term basis. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.
Response: In future filings, we will include in our discussion of cash flows from operating, investing and financing activities the causes for significant changes between periods.
Part II, Item 7 of our 2007 Form 10-K (page 44), discusses that we did not commence operations until October 20, 2006, which resulted in cash flows not being comparable between the year ended December 31, 2007 and the period from June 22, 2006 (date of our inception) through December 31, 2006. In the future, we will include disclosure that this caused a material increase in our cash flows provided by operating activities and cash flows used in investing activities and financing activities between the two periods. In addition, in Part II, Item 7, we discuss a number of items impacting the comparability of our financial results between the periods, including an acquisition from Exterran and its subsidiaries in July 2007 (page 38).
We do not segregate our cash flows in a manner that will allow us to state the cash flows derived from the specific assets acquired from Exterran. However, in future filings we will add that the size of this acquisition was an approximate doubling of our revenue generating capacity, and that this acquisition combined with having a full year of operations in 2007 as discussed above, were the primary drivers for changes in cash flows.
In addition, we will include in our future filings a discussion of our ability to generate adequate amounts of cash to meet both short-term and long-term needs.
4.	Please describe your material commitments for capital expenditures as of the end of the latest fiscal year in your discussion of capital requirements. This disclosure should also include a discussion of planned capital expenditures. Refer to Item 303(a)(2) of Regulation S-K.
Response: We are a party to an omnibus agreement with Exterran and certain of its subsidiaries, which is described in our 2007 Form 10-K (pages 82-85). Among other things, the omnibus agreement sets forth the terms upon which we are permitted to purchase new compression equipment from Exterran and transfer used compression equipment to and from Exterran, as well as Exterran’s obligation to provide operational staff, corporate staff and support services reasonably necessary to operate our business and our obligation to reimburse Exterran for the provision of such services. All commitments for our capital expenditures with third parties are made by Exterran under the omnibus agreement. Pursuant to the omnibus agreement, we have an obligation to reimburse Exterran for the related expenditures made on our behalf. We will include in our future filings the amount of open purchase commitments made by Exterran on our behalf.
In future filings, we will discuss the amount of planned capital expenditures including a breakdown between expansion and maintenance capital expenditures.
Executive Compensation, page 55
Compensation Discussion and Analysis, page 55
UCH Compensation Committee Activity, page 58
5.	We note that UCH used information and surveys from industry, trade and other sources in setting compensation as well as the input and recommendations of the Chief Executive Officer in 2007. Please revise to disclose in greater detail the information used and the role of the Chief Executive Officer in setting executive compensation. Please also tell us what role the Chief Executive Officer will play in the future. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Response: The Director of Total Rewards and management also reviewed survey data that provided a more complete picture of the overall compensation market and a broad analysis of the levels and mix of base salary, short-term incentive compensation and long-term incentive compensation offered by other companies. These surveys included the following:
•	Hewitt’s Variable Compensation Measurement (VCMTM) Report, which provided information and analysis on the design, use and effectiveness of broad-based variable pay plans. This report included information from over 100 companies that provide broad-based plans (similar to UCH’s long-term incentive compensation program) and excluded companies whose plans focus exclusively on executive compensation. The companies included in this report were characterized as general industry, with one-third comprised of Fortune 500 companies. In addition, 50% of the companies participating in the survey were categorized as services companies and 40% were categorized as manufacturing companies.

•	Towers Perrin’s Annual Incentive Plan Design Survey, which provided information on the various features of annual performance-based incentive plans from 24 energy and utilities companies with comparisons to a larger, general industry response group of over 250 companies.

•	Towers Perrin’s Oilfield Services Compensation Survey, which provided an overview of total direct compensation for executive management positions as well as the annual and long-term incentive award practices of 15 oilfield services companies.
These surveys provided supplemental data for the Director of Total Rewards and the Chief Executive Officer to advise the UCH Compensation Committee with respect to the amount of total compensation and the mix of the various components that comprise total compensation. These surveys were not considered for the purpose of benchmarking total compensation or the individual compensation elements provided to our Named Executive Officers; rather, they were used to assess the overall reasonableness of UCH’s compensation program, which was then considered as only one factor in addition to the other factors listed in our 2007 Form 10-K (page 58). With respect to benchmarking executive officer compensation, the UCH Compensation Committee chose to benchmark only against a peer group of companies. Therefore, we do not believe that disclosure of the companies included in the Hewitt and Towers Perrin surveys referenced above would provide any meaningful information necessary for an investor’s understanding of our executive compensation program or would be otherwise material to our investors.
The following is a description of the most significant aspects of management’s, including the Chief Executive Officer’s role in the compensation-setting process:
•	recommending compensation programs, compensation policies, compensation levels and incentive opportunities that are consistent with Exterran’s and our business strategies;

•	compiling, preparing and distributing materials for committee review and consideration, including market data;

•	recommending corporate performance goals; and

•	assisting in the evaluation of employee performance.
The Chief Executive Officer reviewed the performance of each of his direct reporting officers. His recommendations with respect to salary adjustments, annual cash incentives and equity awards were based on these performance reviews and were presented to the UCH Compensation Committee for consideration. The committee met in executive session to determine the compensation of our executive officers, taking into account the recommendations of the Chief Executive Officer and other data and materials made available to the committee. We do not anticipate that the role of the Chief Executive Officer in setting executive compensation will change significantly in the future.
In response to the Staff’s comment, in future filings we will describe the role of the Chief Executive Officer in setting executive compensation and describe in greater detail the information used in setting compensation.
Overall Compensation Philosophy and Policies, page 58
6.	Please clarify your policies for allocating between long-term and currently paid out compensation for 2008, if known. See 402(b)(2)(i) of Regulation S-K.
Response: As indicated in our 2007 Form 10-K (page 57), our Named Executive Officers were employees of UCH through August 20, 2007 (the date of the merger of UCH and Hanover Compressor Company) and, except for Messrs. Danner and Townsend, as of August 20, 2007, became officers of Exterran and generally spend a majority of their time working on matters for Exterran rather than us. Therefore, their general compensation structure was established by the Compensation Committee of the board of directors of UCH and the Compensation Committee of the board of directors of Exterran (the “Exterran Compensation Committee”).
Exterran’s and our Compensation Committees believe that compensation programs play a vital role in attracting and retaining people with the level of expertise and experience needed to help achieve the business objectives that ultimately drive both short- and long-term success and unitholder value. Exterran’s and our philosophy is to provide total compensation that is competitive with that of similarly-sized companies within the oilfield services sector by targeting cash compensation at the 50th percentile and equity compensation at the 50th to 75th percentile. The combination of these percentages positions executive officer compensation competitively relative to the market, but places a greater emphasis on at-risk compensation. To attract, retain and motivate an effective management team, the Exterran Compensation Committee has guided management in developing a compensation program to reward the achievement of specific goals and to link pay and performance consistent with Exterran’s and our corporate values. These values include recognition of the importance of retaining talented employees and fostering an entrepreneurial spirit within an environment of well-reasoned risk-taking to achieve consistent growth, profitability and returns.
More than half of the total compensation earned in 2007 and anticipated to be earned in 2008 by our Named Executive Officers was and currently is “at-risk” compensation which is based on individual and corporate performance (paid in the form of cash under our short-term incentive programs and paid in the form of equity under our long-term incentive programs). This is consistent with Exterran’s and our emphasis on a pay-for-performance philosophy and is intended to focus the executive officers and key employees on the short-term goals of profitability as well as long-term strategic goals for sustained growth and unitholder value.
In response to the Staff’s comment, in future filings we will provide this additional detail regarding Exterran’s policy and practices for allocating between long-term and currently paid out compensation.
Base Salary, page 60
7.	Please elaborate upon this discussion to explain the review of salaries that was conducted in February 2008 by disclosing what changes were made as part of this review.
Response: In addition to considering each executive officer’s expanded role subsequent to the merger of Hanover Compressor Company (“Hanover”) and UCH, the Exterran Compensation Committee used the same methodology and factors listed in our 2007 Form 10-K (page 60) in determining 2008 base compensation increases. Therefore, the Exterran Compensation Committee did not significantly alter the methodology used to determine base salary increases for 2008.
As indicated in our 2007 Form 10-K (page 57), a percentage of each Named Executive Officer’s total compensation is allocated to us pursuant to the terms of the omnibus agreement, and our Compensation Committee is required under its charter to review and approve the manner in which compensation expense applicable to our Named Executive Officers is allocated to us. Therefore, our Compensation Committee met in a joint session with the Exterran Compensation Committee on February 25, 2008, to review the compensation proposed to be paid to our Named Executive Officers, to ensure an understanding of the factors used in setting such compensation and to consider the impact of the compensation expense allocated from Exterran to us. Following this review, the Exterran Compensation Committee approved, effective as of April 2008, the following changes to the annual base salaries of the Named Executive Officers:

			New
		Amount of	Base
		Increase	Salary
Officer*	Title	($)	($)
Stephen A. Snider	President & Chief Executive Officer	28,000	600,000
J. Michael Anderson	Senior Vice President	33,000	355,000
D. Bradley Childers	Senior Vice President	28,000	340,000
Daniel K. Schlanger	Senior Vice President & Chief Financial Officer	24,000	300,000
Donald C. Wayne	Senior Vice President, General Counsel and Secretary	25,000	285,000

*	Ernie L. Danner and Kirk E. Townsend, who were included as Named Executive Officers in our 2007 Form 10-K, no longer held their executive officer positions as of December 31, 2007 and, therefore, are not included in this response.
The 2008 base salary increases provided in the table above were disclosed in our Current Report on Form 8-K, filed on February 29, 2008.
The percentage of each Named Executive Officer’s 2008 compensation that will be allocated to us will be based upon the terms of the omnibus agreement as well as the allocation methodology set out in our 2007 Form 10-K (page 56).
In response to the Staff’s comment, in future filings we will provide additional disclosure regarding decisions made regarding current year salary adjustments, including a discussion of any material changes in the process for evaluating or the philosophy underlying such actions.
Short-Term Incentives, page 60
8.	With respect to both the 2007 and 2008 short-term incentives, please elaborate upon the non-objective, individual goals that were established with respect to this element of compensation.
Response: 2007 Short-Term Incentives. The UCH Compensation Committee approved the corporate performance measures under the 2007 Universal Compression Holdings, Inc. Officer Incentive Plan (“OIP”), which comprised 70% of the calculation of each executive officer’s bonus that could be earned under the OIP. The remaining 30% of each executive officer’s bonus that could be earned under the OIP was to be based on an examination of each executive officer’s individual performance compared with his pre-established goals and objectives. However, because effecting the merger required the Named Executive Officers to redirect a substantial portion of their time and focus, the Exterran Compensation Committee chose to evaluate each executive officer relative to his overall performance, including with respect to effecting the merger, rather than compared with the goals and objectives established for such executive at the beginning of 2007.

Likewise, in its review of the Chief Executive Officer’s 2007 performance, the Exterran Compensation Committee considered overall corporate performance, the leadership role the Chief Executive Officer played in effecting the merger and the level of success of the subsequent integration of Hanover and UCH. In addition, the entire board of directors of Exterran participated in a written evaluation of the Chief Executive Officer’s performance with respect to qualitative measures (including, but not limited to, strategic and organizational leadership, customer satisfaction and other key relationships, financial management and ethics), the results of which the Exterran Compensation Committee considered.
2008 Short-Term Incentives. In January 2008, the Exterran Compensation Committee approved the quantitative corporate performance objectives under Exterran’s Annual Performance Pay Plan (“APPP”), as discussed in our 2007 Form 10-K (page 62) (“Financial Performance Measures”). It is anticipated that the Chief Executive Officer will complete a subjective evaluation of the 2008 performance of each executive officer based on the fulfillment of his individual performance initiatives and his performance as a leader, taking into account qualities such as attitude, teamwork and employee development. This performance evaluation will be the basis of the individual performance coefficient (ranging from 0% to 125% and referenced on page 62 of our 2007 Form 10-K) that is recommended by the Chief Executive Officer for consideration by Exterran’s Compensation Committee. The committee will then make a determination in executive session with no members of management present.
In response to the Staff’s comment, in future filings we will provide additional information regarding each Named Executive Officer’s non-objective, individual performance objectives and the process for evaluating such performance.
2008 Exterran Annual Performance Pay Plan, page 62
9.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn short-term incentive compensation for 2008. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.
Response: As described in greater detail below, we do not disclose terms of the necessary targets to be achieved for our Named Executive Officers to earn short-term incentive compensation for 2008 because we believe that such disclosure would likely be viewed by the investment community, competitors and customers as projections of future performance, providing third parties with information that would cause Exterran competitive harm in addition to market confusion. In response to the Staff’s comment, we will, however, disclose in future filings the relative weight of measure for each performance metric that is used in determining short-term incentive compensation for the current fiscal year (2008). For example, in January 2008, the Exterran Compensation Committee adopted the following Financial Performance Measures with the following relative weights under the APPP for 2008:

Weight of
Performance Measure	Measure
Corporate EBITDA (1)	40%
Corporate TRIR (2)	10%
Growth in U.S. Working Horsepower (3) and/or International Oil & Gas Contract Bookings (4)	30%
Merger Synergies Captured (5)	20%

(1)	Corporate EBITDA — net income plus income taxes, interest expense (including debt extinguishment costs and gain or loss on termination of interest rate swaps), depreciation and amortization expense, foreign currency gains or losses, impairment charges, merger and integration expenses, minority interest, excluding non-recurring items, and extraordinary gains or losses.

(2)	Corporate TRIR — the incident rate for both recordable injuries and lost time accidents for all employees in that organization group. These rates are measured per 200,000 man-hours worked.

(3)	Growth in U.S. Working Horsepower — the growth of U.S. working horsepower from year to year.

(4)	International Oil and Gas Contract Bookings — the sum of (i) bookings made in 2008 outside the United States and Canada related to sales of compression equipment, production equipment and processing equipment (installation sales are not included as part of bookings) and (ii) the monthly revenue of new contract operations projects times the number of months of the initial contract term.

(5)	Merger Synergies Captured — the specific dollar cost savings activities that have been achieved since February 5, 2007 as a direct result of merger-related activity, expressed as an annualized run-rate of savings, regardless of whether those savings activities have been enacted for a full year or not. Merger synergies achieved consist of recurring annualized items including, but not limited to, headcount reductions, supply chain sourcing costs, third party service costs, and facility costs (interest expense savings are excluded from the calculation). Merger synergies achieved will be offset by any recurring annualized items stemming directly from merger-related activity that increase costs.
In future filings, we will also include more descriptive disclosure regarding the likelihood or difficulty of achieving target performance goals as required by Instruction 4 to Item 402(b). The Financial Performance Metrics at target performance generally reflect a growth rate that the Exterran Compensation Committee considered sufficiently aggressive but achievable based on the underlying strategic and operating assumptions. While future results cannot be predicted with certainty, the Exterran Compensation

Committee believes that these performance measures were set at levels such that achievement of the target levels would require significant effort on the part of our executive officers and that payment of the maximum amounts would reflect results substantially in excess of internal and market expectations.
In addition, in future filings we will describe in greater detail whether, for purposes of reaching final determinations of performance-based compensation, adjustments may be made to the Financial Performance Measures adopted by the Exterran Compensation Committee based upon the discretion of the committee. We will further disclose in future filings that such adjustments, if any, are made at the discretion of the Exterran Compensation Committee in order to effectuate the intents and purposes of such compensation plans and may be for various reasons, including, but not limited to, removing the effects of non-recurring events, the divestiture of a business unit or an acquisition, which unless excluded would produce unintended consequences that are inconsistent with the intent of the program.
In addition, the terms of the APPP provide the Exterran Compensation Committee with the discretion to adjust awards to the Named Executive Officers. Any such adjustments will be disclosed in future filings.
As mentioned above, we do not disclose performance metrics for the Financial Performance Measures for the current fiscal year because we believe such disclosure would cause Exterran and us competitive harm. In particular, each of the performance metrics is based on Exterran’s strategic business plan, and therefore we believe they reflect confidential business information. The targets are set at the beginning of the fiscal year by the Exterran Compensation Committee and are derived from internal analyses and projections of Exterran’s performance, reflecting Exterran’s business strategy for the fiscal year. Because the metrics for the Financial Performance Measures were developed strictly for internal planning purposes, Exterran does not disclose them publicly, with the exception of anticipated threshold for merger synergies.
Legal Framework
We acknowledge the standard for confidential commercial or financial information, the disclosure of which would cause competitive harm identified by the Staff in response to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations (last updated July 3, 2008). We note that courts analyzing Exemption 4 of the Freedom of Information Act (“Exemption 4”) have addressed whether the disclosure of certain information would cause substantial competitive injury. The court in National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) (“National Parks II”), held that where disclosing parties face competition, the disclosure of extremely detailed and comprehensive financial records made “the likelihood of substantial harm to their competitive positions ... virtually axiomatic.” 547 F.2d at 684. Other courts have gone on to indicate that financial information that provides insight into the future plans or operations of the party providing such information would cause substantial competitive injury if disclosed. See, e.g., Gilda Indus., Inc. v. United States Customs & Border

Protection Bureau, 457 F. Supp. 2d 6, 8-10 (D.D.C. 2006) (holding that information that is not harmful on its face but, when combined with publicly available information, could be used to damage future business opportunities is properly excluded under Exemption 4).
Further, courts have upheld the redaction and confidential treatment of financial information, including income projections, pro forma and other financial statements, repayment and equity ratio analyses containing information similar to Exterran’s EBITDA targets, where the disclosure of such financial information “would provide competitors with valuable insights into the company’s operations, give competitors pricing advantages over the company, or unfairly advantage competitors in future business negotiations.” People for the Ethical Treatment of Animals v. United States Dep’t of Agric., No. Civ. 03 C 195-SBC, 2005 WL 1241141, at *7 (D.D.C. 2005) (“PETA”) (citing National Parks II, 547 F.2d at 684); see also Gulf & W. Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (indicating that information that would allow competitors to calculate future bids is properly excluded under Exemption 4); National Community Reinvestment Coalition v. National Credit Union Administration, 290 F. Supp. 2d 124, 135 (D.D.C. 2003) (holding that plans for future programs, plans for expansion and marketing plans were properly excluded under Exemption 4); and Gulf & Western Industries, Inc. v. United States, 615 F.2d 527 (Dist. D.C. 1979) (indicating that information that would allow competitors to calculate future bids is properly excluded under Exemption 4).
Analysis
We believe that the metrics for the Financial Performance Measures would fall within the standards for granting confidential treatment under the standards described above. The metrics were derived from internal analyses and projections of Exterran’s performance and clearly constitute “commercial or financial information” of Exterran. In addition, the earnings goals embodied in the metrics are based on internal analyses and projections of Exterran’s performance and reflect Exterran’s and our business strategy for the coming fiscal year. As a matter of internal policy, other than threshold merger synergies anticipated to be achieved subsequent to the merger of UCH and Hanover, Exterran has not and does not provide any guidance to the investment community regarding the Financial Performance Measures or similar performance metrics.
Exterran’s and our business is based on creating sustained growth in long-term shareholder and unitholder value, respectively, through obtaining and renewing contracts that generate revenue from contract operations services include designing, sourcing, owning, installing, operating, servicing, repairing and maintaining equipment to provide compression to our customers. In each of these areas, we are subject to intense competition. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of competitors and customers. To disclose Exterran’s specific future Financial Performance Measures during a current fiscal year would provide our competitors and customers and other third parties with whom we seek to contract financial information and insights not currently publicly available. This information would arm these third parties with bargaining leverage afforded by gaining an understanding of the strategies and goals Exterran and we have deemed critical to our combined success. This information could be used by competitors to alter the price at which they offer their services, modify their competing proposals to the detriment of Exterran and us in contract negotiation situations and otherwise gain a competitive advantage by giving them insight into our most critical strategic goals. Finally, many of our direct competitors are privately held companies or they are divisions of more diversified publicly-traded companies, which are not required to disclosure similar information. Such disclosure would put Exterran and us at a competitive disadvantage with respect to growth expectations, strategy and employee retention.
The following is our specific analysis of the type of competitive harm that would impact us if we were to disclose the Financial Performance Metrics.
•	EBITDA. This target is based on our expectations of Exterran’s net income, excluding a number of expenses (see the definition provided above), which is used to analyze Exterran’s operating profitability before non-operating expenses. To disclose this financial metric would impact our negotiating power with Exterran’s and our customers, who, as they become aware of Exterran’s earnings goals, could use bargaining leverage in negotiating pricing. In addition, in the event Exterran is underperforming relative to the financial metric established under the APPP, competitors could use this information to recruit employees in a market that is highly competitive.

•	Growth in U.S. Working Horsepower. The disclosure of this metric would provide information regarding Exterran’s and our strategic focus geographically as well as insight with respect to pricing. Such information could lead to pricing pressure from both competitors and customers. In addition, in the event Exterran is underperforming relative to the metric established under the APPP, competitors could use this information to recruit employees in a market that is highly competitive.

•	International Oil and Gas Contract Bookings. Disclosure of this metric could lead to the same issues as discussed above with respect to Growth in U.S. Working Horsepower. Additionally, because this metric is a combination of third party sales and revenue from operations and maintenance contracts based on the life of the contract, disclosure could lead to a misinterpretation of fabrication backlog (a metric that we provide publicly on a quarterly basis).

•	Merger Synergy. This financial metric is based on our expectation of Exterran’s ability to realize certain value from the effect of the merger, including operating efficiencies, cost savings and synergies. While we have disclosed our threshold metric, the target metric is significantly more difficult and disclosure of this additional information could provide unfair bargaining leverage to suppliers and could impact employee retention if a competitor chose to use that information to convince employees that additional layoffs will be necessary to meet the performance metric at target. Not all merger synergies realized will fully impact Exterran’s financial statements for the current period; for example, certain supply chain synergies related to component discounts could be included in capital assets and depreciated over a 20 to 30 year life. Therefore, disclosure of this metric would potentially lead to investor confusion.
•	TRIR. This metric is an aggregate, worldwide measure and certain regions and contract operations perform better than our aggregate metric. Therefore, disclosure of the TRIR metric could potentially negatively and inappropriately impact relations with certain customers and could be misused by our competitors as describing our safety record in their efforts to win contracts.
Consistent with PETA, where the release of financial information, including projections of income and other financial information, was determined to be likely to cause substantial competitive harm, the public disclosure by Exterran of future confidential financial performance metrics would provide competitors, customers and other third parties with substantial insight into Exterran’s and our financial picture, potentially causing vulnerability that competitors, customers and other third parties could exploit.
In response to the Staff’s comment and as indicated above, in future filings we will include additional disclosure relating to the relative weight of measure for each performance metric that is used in determining short-term incentive compensation opportunity for the current fiscal year and the likelihood of the achievement of non-disclosed (for the reasons of competitive harm or non-materiality) performance-based financial metrics. This additional disclosure will include the factors considered by the Exterran Compensation Committee in establishing the performance metrics and any significant adjustments from the prior year. In addition, we will continue to provide the specific Financial Performance Measure established and the actual results achieved for the year most recently concluded (the year for which compensation is being reported).
Exterran Partners, L.P. Financial Statements
Consolidated Statements of Operations, page F-4
10.	Please present basic and diluted earnings per data for each class of limited partner units or tell us your rationale for presenting earnings per share data for a single class of limited partner common units. Refer to paragraph 61.d. of SFAS 128.
Response: For all periods since our inception, distributions per unit on our subordinated units have equaled distributions per unit on our common units. Accordingly, any application of earnings per share disclosures under the “two-class method” would be identical for both common units and subordinated units. In future filings, we will disclose that it is possible for the distribution per unit on our subordinated units to be different from the distribution per unit on our common units, which could cause the earnings per unit to not be the same. We would disclose earnings per unit for each class of limited partner units in any periods in which they were different; however, we currently do not anticipate that such a situation will occur.

Consolidated Statements of Partners’ Capital, page F-6
11.	Please tell us whether you accounted for the fiscal 2006 and 2007 transfers of a portion of the U.S. contract operations business of Universal Compression Holdings and Exterran Holdings as if the transfers had occurred at the beginning of each period. If not, explain to us why your accounting complies with paragraphs D16 and D17 of SFAS 141. Also, it does not appear that you restated for comparative purposes your financial statements and financial information for the period ended December 31, 2006 as a result of the fiscal 2007 transfer. Please advise in light of the guidance in paragraph D17 of SFAS 141.
Response: We did not account for the fiscal 2006 and 2007 transfers of a portion of the U.S. contract operations business of Universal Compression Holdings and Exterran Holdings as if the transfers had occurred at the beginning of each period. In addition, we did not restate for comparative purposes our financial statements and financial information for the period ended December 31, 2006 as a result of the fiscal 2007 transfer. Throughout the remainder of this response, we will use the term Exterran to represent both Exterran Holdings and Universal Compression Holdings.
The nature of our business does not allow us to prepare a full set of historical financial statements for the customer contracts and compression units acquired as is discussed below.
Within the contract compression business, we and Exterran utilize a fleet of compression equipment to provide our customers with natural gas compression services necessary to facilitate their production and transportation needs. The service is provided pursuant to contracts that generally cover an initial period of six months to one year and continue on a month-to-month basis after that initial term. Due to the changing characteristics of natural gas wells and producing structures, several different pieces of compression equipment are generally required to facilitate efficient compression of the natural gas throughout the life of the well and/or producing structure. Given these changing characteristics and the relatively short-term nature of the contracts governing our and Exterran’s provision of compression services, it is customary for the equipment that we and Exterran utilize to change several times for each customer service site. Therefore, retrospectively preparing financial statements prior to the transfer that purport to be on a historical basis based on specific customer contracts may result in financial statements that are not consistent with the financial results after the transfer from Exterran because a master customer contract for compression services (i) may have involved less or more equipment during the periods covered by the financial statements or (ii) may have been satisfied by Exterran’s use of a variety of different compression equipment, including equipment that was not acquired by us.
Exterran’s contract compression operations are reflective of the fungible nature of its compression equipment, which permits Exterran to provide compression services to a particular customer utilizing varying pieces of compression equipment. A compression unit may have been utilized by Exterran to provide compression services to a number of different customers under different contracts (including customers transferred to us and customers retained by Exterran) in a number of different natural gas field locations during the historical periods prior to our acquisition of it from Exterran. Further, any specific compression unit may have been either highly utilized or unutilized for extended periods of time during those historical periods.
As further background, in the 2006 and 2007 transfers, the compression units acquired by us represented all of the compression units that were being utilized as of the date of transfer to provide compression services under the customer contracts that we acquired from Exterran. The customer contracts we acquired were related to all contract compression services Exterran provided to a specific set of customers that were transferred to us.

The nature of our business, as discussed above, impacts our ability to retrospectively prepare historical financial statements for the acquired assets and liabilities, and is discussed below, along with other factors that impact our ability to prepare such historical financial statements.
•	The customer contracts and assets acquired by us represented portions of multiple legal entities consolidated by Exterran. They do not represent all of a single legal entity or a combination of multiple legal entities. The resulting impact is that cash flows related to customer contracts and compression units are not tracked separately in our accounting system. In addition, accounts receivable, accounts payable and accrued liabilities were not tracked for these customer contracts and assets acquired. This is discussed in more detail below.

•	The specific compression units that were utilized to provide services under the master customer contracts we acquired from Exterran changed during the historical periods prior to the transfer. To illustrate, a compression unit that was utilized during the period prior to our acquisition date to provide services under a master customer contract acquired by us from Exterran, may as of the acquisition date, been utilized by Exterran to service a customer contract retained by Exterran. As a result, we would not have acquired that compression unit. The opposite is also true. A compression unit that on the date of acquisition was utilized to provide services under a master customer contract we acquired, may have been utilized to provide services during the historical periods prior to acquisition date under customer contracts not acquired by us. To retrospectively prepare full financial statements for the assets acquired for the periods prior to the acquisition, we would need to make assumptions as to the structure of transactions to move these units into and out of the combined business. Potential transaction structures would include the leasing of compression units between the entities, an exchange of compression units or the sale of compression units. All of these scenarios have occurred in the periods after the transfers. Each potential transaction structure would have differing impacts on the balance sheets, results of operations and cash flows for the historical periods prior to the closing date of the acquisitions.

•	The purchase price and the related amount of debt included in the transfers were significantly influenced by the level of operations and compression units utilized at the time of acquisition. The difference in the level of operations provided under the master customer contracts acquired from us and the related compression units utilized to provide those services at the beginning of the earliest historical period presented and the date of acquisition can change dramatically and would have impacted the purchase price and related debt assumed. For example, in our latest acquisition from Exterran, which was completed in July 2008, there were 497 units utilized in January 2006 to service the master customer contracts that were acquired, compared to 620 units that were being utilized under the acquired customer contracts on the date of acquisition.

There was no Exterran debt outstanding specifically related to the assets transferred to us. The debt that we assumed from Exterran in connection with the transfers was not outstanding for all of the historical periods prior to the acquisition as Exterran refinanced its debt during those periods. Assumptions regarding what Exterran debt would have been assumed by us in the transfers had they occurred at the beginning of the earliest historical period presented would have an impact on the applicable interest rate, interest expense and cash flows from operating and financing activities and therefore would not be indicative of cash flow or expense associated with the actual debt assumed.

Historical financial statements that account for these transactions on an “as if pooled” basis would only give effect to debt assumed as of the actual acquisition date. Accordingly, the historical financial statements prior to the acquisition date would not reflect the impact of the purchase price and the assumed debt. As a result, the statements of cash flows, results of operations and balance sheets for periods prior to the acquisition date would not reflect the carrying cost of the purchase price.

•	The assumptions regarding which entity, or entities, would have owned the compressor units that during the historical periods prior to the transfers were used to service customer contracts that were transferred to us and different customer contracts retained by Exterran, would significantly impact the statements of financial position and statements of cash flows for the historical periods prior to the transfers. Under the terms of our omnibus agreement, capitalizable overhauls are paid by and recorded by the entity that owns the compressor units.

To illustrate, as discussed above, a compression unit may have been utilized in the period prior to the acquisition date to service a master customer contract acquired by us. If that unit was not utilized on the acquisition date to service a master customer contract acquired by us, we would not have acquired the compression unit in the transfer.
•	If we assume that the compression unit was leased to us from Exterran during the period prior to the transfer and was utilized to service the customer contract that we acquired, then any capital expenditures and related cash payments would not be reflected in our historical financial statements for the assets acquired in the 2006 and 2007 transfers.

•	If we assume we owned the compression unit during the period it was utilized to service the customer contract we acquired, but was sold to Exterran prior to the closing of the acquisition, any capital expenditures and related cash payments incurred during that period, including the theoretical cash paid or received to acquire or dispose of the compression unit during that period, would need to be reflected by us in our historical financial statements.

•	As discussed above, the customer contracts and compression units transferred to us did not comprise a separate legal entity, operating unit, division or location. In addition, we do not track cash flows by customer or compression unit. Our accounts payable and accrued liabilities are not tracked by compression unit or the customer to whom the related revenue is earned. Therefore, significant assumptions would need to be made regarding the allocation of accounts payables and accrued liabilities as well as the timing of payment of those payables which were allocated.

•	Exterran earns revenues from its customers under several segments. The customer contracts acquired by us are only those related to Exterran’s North America contract operations segment. Exterran does not track accounts receivables by segment or compression unit which would require us to make significant assumptions about the allocation of receivables as well as the timing of collection of those receivables which were allocated.
We believe that the level of assumptions, as discussed above, that would need to be made to generate a full set of retrospective financial statements on an “as if pooled” basis would have a significant impact on the statements of financial position, results of operations and statements of cash flows. We believe this is inconsistent with the goal of reporting comparable historical financial statements and could be misleading to investors due to the significant number of assumptions which could cause these retrospective financial statements to differ materially from our results had we owned these customer contracts and compression units as of the earliest period presented. We are also concerned that we lack a reasonable basis for making these assumptions and, therefore, we are concerned that such financial statements would not meet the requirements of historical financial statements prepared in accordance with GAAP.
For the reasons discussed above, we did not believe it was appropriate to account for the fiscal 2006 and 2007 transfers as of the beginning of each period or to retrospectively recast our financial statements and financial information for the period ended December 31, 2006 as a result of the fiscal 2007 transfer.
This conclusion is consistent with our presentation of the audited financial statements related to the 2007 transfer that was used to satisfy the financial statement requirements of Rule 3-05 of Regulation S-X. Those audited financial statements included Statements of Assets Acquired and Liabilities Assumed and Revenue and Direct Expenses. Mr. Steven Jacobs of the Commission stated in a letter to us dated April 9, 2007, that the Staff would not object to our presentation of audited Statements of Assets Acquired and Liabilities Assumed and Revenue and Direct Expenses to satisfy the financial statement requirements of Rule 3-05 of Regulation S-X for the 2007 acquisition from Exterran.

Paragraphs D16 and D17 of SFAS 141 provide instructive guidance as to how transfers of assets between entities under common control that result in a change in reporting entity should be reflected in the historical financial statements prior to such transactions. We considered whether the 2006 and 2007 transfers represented businesses under EITF 98-3 and if the transferred set of assets constitutes an asset group as defined in SFAS 144 as two factors, that if present, would be indicative that a change in reporting entity has occurred.
Due to the difficulties discussed above in preparing full financial statements that recast historical periods, we have reconsidered whether the 2006 and 2007 transfers qualified as a business.
In accordance with EITF 98-3, below is a discussion of the 2006 and 2007 transfers and the necessary elements for a business that were transferred to us and those that were excluded in the transfer.
Inputs:
•	Long-lived assets, including intangible assets, or rights to the use of long-lived assets

The transferred set included individual compressor units utilized to provide compression services under the customer contracts transferred to us as of the date of transfer.

•	Intellectual Property

The provision of contract compression operations does not require patents, trademarks, copyrights, or research and development activities in order to conduct normal operations. Accordingly, intellectual property should not be considered a necessary element in order to conduct normal operations.

•	The ability to obtain access to necessary materials or rights

In connection with contract compression operations, relevant materials or rights would primarily relate to maintenance and repair activities and periodic overhauls of compression equipment. We did not obtain any materials such as inventory used to maintain and overhaul the compression equipment, however, we believe that this can be obtained without difficulty.

•	Employees

We have no employees, either prior to the 2006 and 2007 transfers or acquired in connection with the transfers.

Necessary processes:
•	The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

No processes were included in the 2006 and 2007 transfers.
Outputs:
•	The ability to obtain access to the customers that purchase the outputs of the transferred set.

We acquired customer service contracts which give us access to existing customers. The customer service contracts that we acquired relate to the compression services that utilize, as of the date of each of the acquisitions, the compression units transferred to us.
The transferred set of inputs, processes and outputs includes:
•	Long-lived assets (Compression equipment)

•	The ability to obtain access to the customers that purchase the outputs of the transferred set. (Customer service contracts and related compression equipment were transferred to us and provide us with access to the customers).
The transferred set of inputs, processes and outputs excludes:
•	Employees

•	Materials or rights

•	Systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations.
The omnibus agreement is critical in the determination of whether the elements excluded in the transferred set of activities related to the acquired customer contracts and compression units constitute a business. The omnibus agreement provides us with the ability to access an employee base and critical management and operational processes. In addition, the omnibus agreement provides us with the ability to service and maintain our compression units. Under the terms of the omnibus agreement, Exterran has an obligation to provide all operational staff, corporate staff and support services necessary to operate our business. The services to be provided by Exterran may include, without limitation, operations, marketing, maintenance and repair, periodic overhauls of compression equipment, inventory management, legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes, facilities management, investor relations, enterprise resource planning system, training, executive, sales, business development and engineering.

Our access to the elements provided through the omnibus agreement can be terminated unilaterally by Exterran upon a change in control of our general partner. Our general partner is an indirect wholly-owned subsidiary of Exterran. Absent the omnibus agreement, we do not have access to an employee base and processes and services integral to achieve self-sustaining operations. Because these items were not included in the transferred set and we cannot control the termination of the omnibus agreement, we believe it is appropriate to treat these items as missing elements in our analysis of whether the 2006 and 2007 transfers constituted a business.
Termination of the omnibus agreement by Exterran and certain of its subsidiaries upon a change in control of our general partner would require us to expend considerable time, effort and cost in order to obtain these missing elements. An important component of the identified missing elements is the lack of a guaranteed employee base, including maintenance, sales and fleet management personnel. These personnel are highly trained, with unique knowledge of the compression fleet and the customers service requirements. This element could not be easily replaced. Accordingly, we consider the missing elements to be more than minor and as a result do not believe that our acquisitions of customer contracts and compression units meet the requirements to be considered a transfer of a business per the definition in EITF 98-3.
We will need to evaluate transfers of assets occurring after January 1, 2009 as to whether the transferred set would constitute a business under SFAS 141R.
We further considered whether the 2006 and 2007 transactions represent an asset group as defined under SFAS 144. While we are able to identify specific revenue associated with individual compression equipment, we do not have complete cost information at the compression unit level that would be necessary to conclude identifiable, independent cash flow information is available for the assets associated with either the 2006 or 2007 transfers.
Conclusion:
We do not believe that we have a reasonable basis for the assumptions that would be required to be made to generate full financial statements for the periods prior to the transfers which could result in misleading investors and financial statements that would not meet the requirements of financial statements prepared in accordance with GAAP.
We do not believe that the assets transferred to us have all of the necessary inputs and processes integral to achieve self-sustaining operations, and therefore, the transfers do not reflect the acquisition of a business.
Finally, we do not believe the assets acquired represent an asset group as defined under SFAS 144.
As a result, we do not believe that the 2006 and 2007 transfers involved the transfer of a business that resulted in a change in reporting entity, and therefore, paragraphs D16 and D17 of SFAS 141 are not applicable to the transfers.

12.	Please tell us your methodology in determining the amounts allocated to the common units, subordinated units and general partner units issued for the portion of the U.S. contract operations business of Universal Compression Holdings and Exterran Holdings for each period presented. Also explain to us the basis for your allocation methods.
Response: In exchange for the business acquired from UCH in 2006, we issued general partner units and subordinated units to UCH and its subsidiaries. In connection with that acquisition, we also sold common units to the public in our initial public offering. The acquisition was completed per the Contribution, Conveyance and Assumption Agreement dated October 20, 2006 (the “Agreement”). Per the terms of the Agreement, the amount of partners’ capital allocated to the general partner units was calculated as 2% of the fair value of our equity immediately after the closing date of our initial public offering.
Paragraph D12 of SFAS 141 provides guidance that transfers of assets or equity between entities under common control should be recorded by the receiving entity at the carrying amount of the transferring entity on the date of transfer. As a result, the amount allocated to the subordinated units was the difference between UCH’s carrying value of the net assets acquired by us less the amount allocated to the general partner units in accordance with the Agreement.
The amount allocated to the common units sold to the public was the proceeds from the offering, net of transaction costs.
In exchange for the business acquired from UCH in 2007, we issued to UCH and its subsidiaries common units and general partner units. In connection with that acquisition, we also sold common units to unaffiliated private investors. The amount allocated to the common units sold to those private investors was the proceeds from the offering, net of transaction costs. The amount allocated to the common units and general partner units issued to UCH and its subsidiaries was based on a pro rata allocation, based on the number of each class of units issued, of UCH’s net carrying amount of the net assets acquired in accordance with paragraph D12 of SFAS 141.
Consolidated Statements of Cash Flows, page F-7
13.	Please tell us the nature of the transactions reflected in accounts receivable from affiliate and accounts payable to affiliate and why you believe the net change in these balance sheet line items is properly classified in cash flows from financing activities. Please also tell us why you believe reporting the net change in these line items complies with GAAP. In each case please cite relevant guidance in SFAS 95.
Response: The nature of transactions reflected in accounts receivable from affiliates and accounts payable to affiliates primarily consist of centralized cash management activities between us and Exterran. Because these balances are treated as short-term borrowings between us and Exterran and serve as a financing and cash management tool to meet our short-term operating needs, our presentation on a net basis is supported by SFAS No. 95, paragraphs 19 and 20 which states:
“Cash inflows from financing activities are: ...b. Proceeds from issuing bonds, mortgages, notes, and from other short- or long-term borrowing” and “Cash outflows for financing activities are: ...b. Repayments of amounts borrowed”.
We believe that a net presentation of the borrowings and repayments with our affiliates within the consolidated statements of cash flows provides more meaningful information to the readers of our consolidated financial statements because the balances are large and turn over quickly and are payable on demand. Our presentation on a net basis is supported by the provisions of SFAS No. 95, paragraph 13 which states:
“Items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are cash receipts and payments pertaining to (a) investments (other than cash equivalents), (b) loans receivable, and (c) debt, providing that the original maturity of the asset or liability is three months or less.”
Our belief is also based upon the guidance provided in paragraph 79 of SFAS No. 95 which states:
“The Board generally agreed that nonfinancial as well as financial enterprises may have items for which the gross cash flows are not sufficiently relevant to require reporting them. For very short-term investments, loans, and debt, relatively insignificant differences in the maturities of items may result in large differences in gross cash flows between enterprises or between periods that are not particularly meaningful. For example, an enterprise that issues seven-day commercial paper and rolls it over every week would report financing cash inflows and outflows four times those of an enterprise that issues one-month paper. While all gross cash flows are potentially relevant, the large reported differences in situations such as that described may not be sufficiently meaningful to require reporting of gross cash flows. The Board therefore decided to permit cash flows stemming from all investments, loans, and debt with original maturities of three months or less to be reported net.”
Notes to Consolidated Financial Statements, page F-8
14.	Please disclose taxable income in a reconciliation from GAAP net income.
Response: We believe that disclosure of our taxable income would not be meaningful to our investors for the following reasons:
•	Due to the complexity of the Internal Revenue Code’s (“IRC”) partner and partnership provisions, the investor would be unable to account for the effects of special allocations to certain groups of partners under IRC Section 704(c). We make these special allocations to eliminate the disparity between a partner’s “book” capital account (credited with the fair market value of contributed property or the investment) and “tax” capital account (credited with the investor’s tax basis).

•	The investor would be unable to account for the effects of special basis adjustments under IRC Section 743(b). Because we have made the election provided for by IRC Section 754, we adjust each investor’s basis in our assets (inside basis) pursuant to IRC Section 743(b) to reflect his or her purchase price (outside basis). The 743(b) adjustment belongs to a particular transferee partner and not to other partners. Basis adjustments such as this give rise to income and deductions by reference to the portion of each transferee purchaser’s purchase price attributable to each of our assets. As a result of this complexity (coupled with the fact that we have more than 5,000 investors), the aggregate difference in the basis of our net assets for financial and tax reporting purposes cannot be readily determined as the Partnership does not have access to information regarding each partner’s basis in us.
In conclusion, because of the complexities associated with the IRC Section 704(c) and 743(b) adjustments, our taxable income for the fiscal year is not indicative of what an individual investor would report on his or her tax return. While a reconciliation between GAAP and taxable income could be produced, we do not believe that it would provide meaningful information to our investors because this information could not be used by them to estimate their pro-rata share of taxable income for a particular calendar year.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-8 Revenue Recognition, page F-9
15.	Please tell us whether you evaluated your operations sales contracts to determine whether the arrangements contain a lease within the scope of SFAS 13 and, if so, the results of your evaluation. In response, please specifically address the conditions in paragraph 12 of EITF 01-8. In addition, please expand your disclosure to describe in more detail the terms of the contracts and when revenue is earned and recognized.
Response: We have evaluated our contracts and do not believe that our contracts contain a lease within the scope of SFAS 13. We believe that our contracts do not qualify as a lease because fulfillment of our obligations under the arrangement is not dependent upon the use of specified equipment and because we have the right and ability to provide our services using other equipment. Therefore, based on the guidance in paragraph 10 of EITF 01-8, we do not believe the provisions of paragraph 12 of EITF 01-8 apply to us.
Additional information about the terms of our contracts are included in our 2007 Form 10-K on page 10 in the section entitled “General Contract Operations Contract Terms.” We believe our description in footnote 1 on revenue recognition is appropriate given our contracts are not considered leases.
Earnings Per Limited Partner Unit, page F-11
16.	Please tell us and disclose how you allocate earnings to the general partner and limited partner interests in computing earnings per common unit. Also, please explain to us why your application of the two class method complies with paragraph 61.b. of SFAS 128 and Issue 3 of EITF 03-6.
Response: When computing earnings per common unit, if there are any incentive distribution rights (“IDR”) in the period the earnings per common unit calculation relates to, the amount of the IDR is deducted from net income and allocated to the general partner. The remaining amount of net income, after deducting the IDR, is allocated between the general partner and the limited partners based on the percentage of total units owned by each group.
Because the subordinated units and the common units have always received the same distribution amount, the earnings per unit for both classes have always been the same. As discussed in response 10 above, we will disclose in future filings that it is possible for the distribution per unit on our subordinated units to be different from the distribution per unit on our common units, which could cause the earnings per unit to not be the same.
Issue 3 of EITF 03-6 provides that undistributed earnings for a period should be allocated to a participating security as if all of the earnings had been distributed. We consider the guidance in SFAS 128 and EITF 03-6 in any period during which our year to date net income is in excess of our distribution paid. In such case, we would calculate our earnings per unit assuming that all such earnings are distributed to the general partner, including an increase for any amount that would be allocated to the IDR, and the limited partners. Since our inception, this situation has not occurred.
In future filings, we will also add additional disclosure on the following items:
•	explanation of how we allocate earnings to the general partner and the limited partners in the computation of earnings per common unit;

•	discussion of the potential for additional earnings to be allocated to the general partner in periods where aggregate net income exceeds distributions; and

•	discussion of the possibility that distributions to the subordinated units and the common units could be different if our distribution levels were low enough to result in a reduced distribution to the subordinated unit holders.
Note 5. Related Party Transactions, page F-14
17.	Please tell us the terms of the compression equipment lease agreements between you and Exterran Holdings. Also, tell us your consideration of providing the applicable disclosures required by SFAS 13. In addition, tell us your consideration of including lease obligations in your table of contractual obligations on page 46. Refer to Item 303(a)(5) of Regulation S-K.
Response: The following are the material terms of the compression equipment lease agreements between us and Exterran:
•	the initial lease term is one month and continues on a month-to-month basis;

•	the rate under the agreements are fixed but can be adjusted with 30 days written notice;

•	lessor is to provide major repairs;

•	lessee is responsible for:
•	daily maintenance and inspections;

•	anti-freeze and lubricants;

•	ad valorem taxes;

•	site preparation;

•	installation expenses;

•	natural gas fuel for engine use;

•	all transportation of equipment;

•	all costs of connecting and disconnecting the equipment;

•	insurance or lessor-approved self-insurance in amounts and for such risks as satisfactory to the lessor;

•	damages to the equipment resulting from free water, excessive condensate or foreign solids or impurities contained in the gas stream;

•	use of equipment in a careful and prudent manner;

•	damages to the equipment and property arising between the time of delivery and redelivery;

•	all licenses and permits and compliance with all rules and regulations;

•	waste disposal; and

•	lessor shall have the right at all reasonable times to enter the premises where the equipment is located
•	lessee may not modify or alter the equipment without prior approval of the lessor; and

•	lessee leases the equipment “as-is” and there are no warranties.
Based on the criteria above, we determined that all of the leases are operating leases. We considered the disclosure requirements in paragraphs 16 and 23 of SFAS 13. However, the disclosure requirements of paragraph 16(b) do not apply because we do not have any leases where the initial lease terms are in excess of one year. Paragraph 16(c) requires disclosure of rental expense for each period for which an income statement is presented for all operating leases. This disclosure as it relates to lease agreements with Exterran is disclosed in our 2007 Form 10-K on page F-16 under the caption “Transfer of Compression Equipment with Exterran.” We will include in our future filings disclosure of a general description of these leasing arrangements. However, these leasing arrangements do not include contingent rental payments, purchase options, escalation clauses or restriction concerning dividends, additional debt or further leasing.
For those leases where we are the lessor, we will include in future filings disclosure of the cost, accumulated depreciation and carrying amount of property on lease to Exterran.
Because the agreements are cancelable with 30 days notice, we have not included them in our table of contractual obligations on page 46 of our 2007 Form 10-K. Our lease obligation at December 31, 2007 for 30 days would have been approximately $167,000, which was deemed immaterial.
18.	Please disclose the amount of expenses incurred under the defined contribution 401(k) and employees’ supplemental savings plans of Exterran Holdings allocated to you for each period presented. If material, please also disclose the basis of allocation.
Response: We deemed the amount of expenses incurred under the defined contribution 401(k) and employees’ supplemental savings plans of Exterran allocated to us was immaterial for the periods presented. See the amounts allocated in the table below:

Inception to	Year ended	6 months ended	6 months ended
12/31/06	12/31/07	6/30/07	6/30/08
$8,000	$65,000	$41,000	$65,000

Note 6. Long-Term Debt, page F-17
19.	Please tell us and disclose the most significant restrictions on the payment of dividends and distributions under the terms of your credit agreement and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Also tell us whether there are any provisions that restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or dividends and, if so, the amount of restricted net assets as of the end of the most recently completed fiscal year. If restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year please disclose the nature of the restrictions and the amount of restricted net assets as of the end of the most recently completed fiscal year, and provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X. In addition, please include a discussion of the nature and extent of restrictions on the ability of consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact that such restrictions have had and are expected to have on your ability to meet cash obligations, including distributions to unit holders, in management’s discussion and analysis of financial condition and results of operations.
Response: Our debt agreements prohibit us from making dividends or distributions except as set forth in our partnership agreement (summarized below). Our credit agreement only prohibits us from making such distributions to unitholders if any default or event of default (as defined in the credit agreement) exists.
Our credit agreement requires us to maintain a leverage ratio (the ratio of our consolidated indebtedness to our consolidated EBITDA, in each case defined by the credit agreement) of not more than 5.0 to 1.0 and on a temporary basis for not more than two consecutive quarters following the consummation of certain acquisitions, not more than 5.5 to 1.0. The credit agreement requires us to maintain an interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest expense, in each case as defined by the credit agreement) of not less than 2.5 to 1.0, determined as of the last day of each quarter for the four-quarter period ending on the date of determination.
In addition, the credit agreement contains various covenants that may limit, among other things, our ability to:
•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise transfer of our assets, businesses and operations;

•	materially alter the character of our business; and

•	make acquisitions, investments and capital expenditures.
Although the credit agreement has a general requirement that we are not allowed to dispose of our assets, we are allowed to sell, transfer or convey obsolete and worn out property; sell or lease inventory in the ordinary course of business; sell, lease, assign or exchange compression assets with Exterran or any of its subsidiaries pursuant to the omnibus agreement and otherwise sell assets up to 10% of the book value of tangible assets.
Our credit agreement does not have any restrictions that require us to maintain a certain amount of net assets, working capital, net income or retained earnings. Since we were in compliance with the covenants in our credit agreements as of December 31, 2007, we were allowed to make distributions as set forth in our partnership agreement. Our credit agreement does not contain restrictions that limit the ability of our consolidated subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. Therefore, we do not believe that we have any restrictions within our credit facilities as contemplated in Rule 4-08(e)(3).
Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.
General. Within 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date.
Definition of Available Cash. Available cash generally means, for any quarter, all cash on hand at the end of that quarter:
•	less the amount of cash reserves established by our general partner to:
•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;
•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter.
Note 7. Partners’ Equity, Allocations and Cash Distributions, page F-17
20.	It appears that you classify distributions related to general partner incentive distribution rights as equity transactions. If so, please tell us why you believe equity classification is appropriate and what consideration, if any, was given to classifying incentive distributions as compensations to the general partner.
Response: We classify incentive distribution rights given to the general partner as equity transactions because we view them in the same manner as cash distributions that the common unitholders receive. The incentive distribution rights were issued to the general partner at the time of our formation as part of the consideration for the capital contribution by the general partner of all its interest in our operating partnership, pursuant to Section 5.2(a) of the First Amended and Restated Agreement of Limited Partnership

dated October 20, 2006 that was filed as Exhibit 3.1 to our Current Report on Form 8-K dated October 26, 2006. Accordingly, distributions in respect of the IDRs reflect a return on the investment made by the general partner in us in connection with our formation as opposed to compensation for services provided by our general partner to us. This equity distribution reflects both the capital invested by the general partner in us and the risk taken by our general partner in relation to that borne by the limited partners — that is, (a) the general partner, unlike the limited partners, generally bears potential liability for all our obligations and (b) the general partner or its affiliates received a significant portion of their equity investment in us in the form of subordinated units, which are subordinated to the common units in right of distributions to the extent that we are unable to make the full minimum quarterly distribution on all common units in any quarter during the subordination period. All of the subordinated units are owned by affiliates of the general partner and represented 49% of the outstanding limited partner interests of us at the time of our formation. Thus, the general partner bears a substantially disproportionate risk if we are unable to make quarterly distributions on our units.
Compensation for our management is covered by specific cost reimbursement provisions in the omnibus agreement. The omnibus agreement indicates that the general partner is entitled to be reimbursed for direct and indirect expenses it incurs on our behalf (including the allocation of costs incurred by any Exterran entity in connection with providing services on a reasonable basis as determined by the general partner). Costs associated with these services are expensed as incurred as they represent a portion of our operating and general and administrative costs.
If distributions in respect of the IDRs were meant to serve as compensation for services provided by the general partner to us, logic would dictate that (i) the general partner would remain the holder of the IDRs and (ii) any successor general partner would not be required to pay consideration to obtain the IDRs from a prior general partner. However, there are a number of circumstances under which the continuing general partner of us may not continue to own the IDRs. For example, after September 30, 2016 the IDRs are freely transferable to any person regardless of whether that person is or becomes a general partner or otherwise provides any services to us. Prior to September 30, 2016, the general partner may transfer its incentive distribution rights to a third party with the consent of our unitholders. If the IDRs are sold as permitted by the Partnership Agreement, the general partner will no longer be entitled to distributions in respect of the IDRs but will retain all of its obligations under the Partnership Agreement to manage and control the business and our affairs and the purchaser will receive those distributions even though the purchaser provides no services to us.
Additionally, under the terms of the Partnership Agreement, if the general partner is removed other than for cause and replaced with a successor general partner, the removed general partner has the option to (i) retain the IDRs, in which case they will be converted into common units or (ii) sell the IDRs to the successor general partner for a cash payment equal to the fair market value of the IDRs. Under the terms of the Partnership Agreement, if the general partner is removed for cause, the successor general partner is entitled to purchase the IDRs from the removed general partner for a cash payment equal to the fair market value of the IDRs. Accordingly, the successor general partner is not necessarily assured of owning the IDRs following the removal of the removed general partner. Furthermore, in situations where the successor general partner is entitled to obtain the IDRs, the successor general partner is required to pay the removed general partner cash in an amount equal to the fair market value of the IDRs. In other words, the removed general partner is entitled to the fair value of the expected future cash flow stream from the IDRs even though the removed general partner is no longer obligated to provide any services to us and the successor general partner is required to pay for that cash flow stream even though the successor general partner will be responsible for continuing to manage our business.
Note 8. Unit-Based Compensation, page F-19
21.	Please disclose the amount of stock-based compensation expense allocated to you from Exterran Holdings for each period presented. If material, please also disclose the basis of allocation of stock-based compensation expense.
Response: We disclosed in our 2007 Form 10-K in footnote 5 on Related Party Transactions under the section entitled “Reimbursement of Operating and General and Administrative Expenses” the total amount of operating and SG&A expense allocated to us from Exterran, which includes stock-based compensation expense, as well as the allocation methodology used. We deemed the amount of stock-based compensation expense allocated to us from Exterran to be immaterial for the periods presented. See amounts allocated in the table below:

Inception to	Year ended	6 months ended	6 months ended
12/31/06	12/31/07	6/30/07	6/30/08
$99,000	$590,000	$295,000	$254,000
Exhibits 31.1 and 31.2
22.	Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulations S-K. In particular, please replace “during the registrant’s most recent fiscal quarter” with “during the registrant’s most recent quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).
Response: We will provide certifications that reflect the exact language required by Item 601(b)(31) of Regulation S-K in all future filings requiring such certifications.
Form 10-Q for Fiscal Quarter Ended June 30, 2008
23.	Please address the above comments as applicable.
Response: The Staff’s comments related to quarterly filings for future periods will be addressed as discussed above.

Please contact Kenneth Bickett at 281-836-7191 with any further questions or comments.
Very truly yours,
/s/ Daniel Schlanger
Daniel Schlanger
Senior Vice President and Chief Financial Officer
Cc: Kenneth R. Bickett